Squire, Sanders & Dempsey L.L.P.

Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, AZ 85004-4498

Office: +1.602.528.4000
Fax: +1.602.253.8129
Direct Dial: +1.602.528.4801
jprichardson@ssd.com
April 27, 2007
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation Revised Preliminary Proxy Statement on Schedule 14A File No. 1-09900 Filed on February 1, 2007 and April 2, 2007
Dear Mr. McTiernan:
     On behalf of Arizona Land Income Corporation (the “Company”) enclosed please find the amended Preliminary Proxy Statement on Schedule 14A. The amended Preliminary Proxy Statement has been filed effective April 30, 2007 in response to all comments of the Staff contained in a letter dated April 23, 2007, and to all remaining comments (i.e. those principally relating to accounting matters) of the Staff contained in a letter dated March 1, 2007.
     For your convenience in reviewing our response to the non-accounting comments we have enclosed a clean copy and marked version of the amended Preliminary Proxy Statement indicating the collective revisions made to the Revised Preliminary Proxy Statement as filed on April 2, 2007. For their convenience in reviewing our response to the accounting comments we have enclosed in courtesy packages to Mr. Lee and Ms. LaMothe a clean and marked version of the amended Preliminary Proxy Statement indicating the collective revisions made to the Preliminary Proxy Statement as filed on February 1, 2007.
     Set forth below are the comments of the Staff (in italics) contained in the Staff’s letters and immediately below each comment is the response with respect thereto. The first ten comments, Comments 1-10, refer to all of the comments in the SEC letter dated April 23, 2007, and subsequent comment 1 and comments 48-59 refer to all of the remaining comments in the SEC letter dated March 1, 2007. Unless otherwise noted, the page numbers in our responses

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

refer to the page numbers in the marked copy of the Revised Preliminary Proxy Statement included with this letter.
Why is the Company Proposing the Transactions?, page i
1.	We note your response to comment 4. Rather than including a cross reference to the risk factors section, please revise this disclosure to highlight the risks related to the consummation of the transaction as described on page 14, including that:
•	shareholders will suffer immediate dilution and potential decrease in share price from the anticipated registration in less than two years of 51 million shares

•	the consideration paid for the contributed properties may exceed their fair market value

•	you did not obtain third party appraisals for the properties

•	you did not obtain a fairness opinion that the transactions are fair to your shareholders from a financial point of view

•	POC, and entity controlled by Jay Shidler will together with related parties control over 96% of the voting power

•	the properties may not be sold for ten years

•	the pro forma financial statements currently reflect a negative cash flow from operations

•	you have not obtained an opinion of counsel as to the continued REIT status of the surviving corporation and the risks if you fail to qualify as a REIT.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by including in the subsection entitled “2. Why is the Company Proposing the Transactions?” on pages ii and iii a brief summary in bullet point format of the most significant risk factors related to consummation of the Transactions.
2.	We note that your risk factor discussion and other discussions of negative considerations throughout the document refers to the substantial anticipated costs associated with the Transactions, including expenses that you will have to bear in the event that the proposals are not approved. Please revise your disclosures consistent with the disclosures on page 107 that in the event shareholders do not approve the Transactions you will not be obligated to pay the termination fee or reimburse related expenses.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by including on pages ii, 14, 15, 20 and 93 disclosure to clarify that there is no obligation to pay a termination fee or reimburse related expenses in the event the shareholders do not approve the Transactions.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

3.	Please disclose the basis for your determination of the estimated liquidation amount of $2.24 per share.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by including in the subsection entitled “2. Why is the Company Proposing the Transactions?” on page iii the basis for the determination of the liquidation amount.
What is the Company Contributing in the Transaction?, page iii
4.	Please disclose that the interest in the note receivable was sold to an entity controlled by Messrs. Hislop, Peacock and Staley. In addition, please confirm to us that the party purchasing the remaining real estate asset is not a related party or a party related to POC.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by including in the subsection entitled “7. What is the Company contributing in the transactions?” on page vi disclosure that the note receivable was sold to a related party that is controlled by Messrs. Hislop, Peacock and Staley.
In addition, in response to your comment, we have amended the Revised Preliminary Proxy Statement by removing the disclosure referring to the sale of the remaining real estate asset. The oral agreement to purchase the remaining real estate asset with the unrelated third party buyer was terminated subsequent to the filing of the Revised Preliminary Proxy Statement on April 2, 2007.
5.	Please revise the disclosure that to clarify that regardless of the provisions requiring cooperation in pursuing strategies to defer or mitigate tax consequences to the contributors of a sale of the Contributed Properties, the Contributed Properties may not be sold for ten years.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by adding disclosure to the subsection entitled “5. What is Pacific Office Contributor contributing in the transactions?” on pages ii, iv, 15 and 22 to clarify that the Contributed Properties may not be sold for ten years after the consummation of the Transactions under certain circumstances.
Risk Factors, page 18
6.	Please include a separate risk factor discussing the risks associated with the agreement not to sell the contributed properties for ten years.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by including a risk factor entitled “We will be prohibited from

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

disposing of or refinancing the Contributed Properties under certain circumstances for ten years after the Transactions are consummated” on pages 22 and 23.
The Transactions may result in a reduction. . ., page 18
7.	We note your response to comment 26. We continue to believe that a discussion of the risk of reduced future dividends should address the fact that the pro forma financial statements currently reflect a negative cash flow from operations. Please include appropriate disclosure.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by modifying the risk factor entitled “The Transactions are expected to result in a reduction in per share dividends to holders of our Common Stock after the Transactions” on pages 19 and 20 to address the pro forma operating results and financial condition of Pacific Office Properties, Inc. as of and for the year ended December 31, 2006.
There will be various conflicts of interest resulting from the relationships among us, our management, the Advisor and other parties, page 33
8.	Please revise to briefly describe how each referenced bullet point constitutes a conflict.
In response to your comment, we have amended the Revised Preliminary Proxy Statement by modifying the risk factor entitled “There will be various conflicts of interest resulting from the relationship among us, our management, the Advisor and other parties” on pages 35 and 36 to describe and clarify existing or potential conflicts of interest.
Executive Compensation, page 69
9.	Please revise the footnote to eliminate references to your Form 10-KSB.
In response to your comment, we have revised the footnote to eliminate all references to our Form 10-KSB.
Retention of and Sale of Promissory Note. . ., page 71
10.	Please provide additional disclosure regarding how the company and Peacock determined the parties to contact to solicit bids for the note. In addition, please provide detailed disclosure regarding the involvement of the audit committee and of your executive officers in the decision to have Peacock submit a bid and the amount of the Peacock bid. Please clarify with whom Peacock “agreed to be the stalking horse” and clarify the meaning of the term “stalking horse.”

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

In response to your comment, we have amended the Revised Preliminary Proxy Statement by describing on pages 72 and 94 the process for soliciting bids for the note receivable and the involvement of the Special Committee in the solicitation process. We eliminated the term “stalking horse” in order to avoid any potential confusion that might be created by that term’s use in the bankruptcy context and have instead described Peacock’s agreement with the Board to participate as a bidder in the solicitation process.
General
1.	Please update the financial information in your filing, the unaudited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.
In response to your comments, we have updated the unaudited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.
Quantitative and Qualitative Disclosure About Market Risk, page 170
48.	Please advise us why you have not reflected the impact of interest rate changes resulting from your floating rate joint venture debt.
We have not included information regarding the impact of interest rate changes resulting from joint venture debt because this debt is not consolidated on our balance sheet and payments on this indebtedness will not be reflected in our statements of operations because our investments in the joint ventures are reflected under the equity method. Only our 7.5% investment in the joint venture is reflected on the balance sheet and only our percentage share of earnings and losses from the joint venture entity are reflected in the statement of operations. Accordingly, we believe any impact from changes in interest rates would not be material to readers. In this regard, we estimate that an immediate 1% increase in LIBOR would impact our percentage share of expenses by $42,600 over the subsequent 12 months. In addition, we believe that a presentation of joint venture indebtedness in our disclosure of quantitative information about market risk could confuse readers into believing that we consolidate our joint venture investments rather than utilizing the equity method.
Shidler Predecessor — Historical Financial Statements
Combined Statements of Operations, page 176
49.	We note that you have included income (loss) from joint ventures within revenues. In limited circumstances in which it has been demonstrated that equity in earnings from joint ventures is sufficiently integral to your operations, we would not object to your

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

presentation within operating income, provided they were not included in revenue. Please advise us and clarify your basis for including these amounts above operating expenses or revise accordingly.
In response to your comment, the Revenue section of the Shidler Predecessor Combined Statement of Operations has been modified to remove income (loss) from joint ventures from Revenues. It is now separately presented as a line item entitled “Income (Loss) from joint ventures” below the line item entitled “Income (Loss) before jv and interest income.”
50.	Similarly provide your basis for including interest and other income within revenues instead of below operating expenses.
In response to your comment, the Revenue section of the Shidler Predecessor Combined Statement of Operations has been modified to remove interest and dividend income from Revenues. Interest and dividend income is now separately presented as a line item entitled “Interest and Dividend Income” below the line item entitled “Income (Loss) before jv and interest income.” The line item in the Revenue section of the Shidler Predecessor Combined Statement of Operations that previously included interest and dividend income has been renamed “Other operating income.” The “Other operating income” line item includes late fees, lease cancellation fees, and other miscellaneous income related to property operations.
Note 2 — Summary Of Significant Accounting Policies
Real Estate Properties
Acquisitions, pages 183 — 184
51.	Please clarify if true, the values of above market leases are amortized based on the remaining non-cancelable lease term. In addition, please clarify how renewal terms are considered in the amortization period of your below market leases. Similarly modify your policy elsewhere in your document.
The values of all above market leases have been amortized over the remaining non-cancellable lease term without consideration for possible renewal terms based on an assessment that it would be unlikely that a tenant would renew an above market lease. The Contributed Properties are subject to only one below market lease where the tenant has an option to extend the lease on terms that are below market. The tenant under that lease operates a bargain priced movie theater. In addition, the terms of the lease provide that the space (which is not physically large enough to permit it to be re-configured with stadium seating similar to newer, more profitable theatre operations) may only be used as a movie theatre.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

The tenant’s business is currently nominally profitable, but sales have declined consistently over the past three years. Given the nature of the tenant’s business, its sales trends, and its inability to change the use of the space, we consider it unlikely that the tenant will exercise its option to extend the lease. Accordingly, we concluded that considering the renewal option in the calculation of the below market lease value and its amortization was not appropriate for this lease. Consistent with our conclusion, we note that profits have been on the decline for the movie theatre business in general and operations such as this one have suffered relatively more. One of the primary factors leading to a number of large theatre operators filing for bankruptcy is their ability to reject leases for outdated spaces such as this one in the re-organization process.
Unaudited Pro Forma Consolidated Financial Statements
Introduction, pages 200 — 202
52.	Reference is made to the second paragraph. We note the agreed upon fair value is estimated to be approximately $568 million with the consideration being $165 million. Please clarify what is meant by “agreed upon” fair value and whether this value is representative of the fair value of the properties received.
The agreed upon fair value of the assets of $568,173,261 was negotiated and agreed upon by the parties at the time that the Master Agreement was executed. The amount of the consideration was determined by reducing the agreed upon figure by the fair value of secured indebtedness expected to encumber the Contributed Properties on the date that the Transactions were expected to be consummated. We note that as indicated in the Master Agreement, the consideration amount will be adjusted in an immaterial amount for normal and customary prorations typical for real estate transactions as of the date of the consummation of the Transactions.
In arriving at the agreed upon fair value, the parties considered standard value indicators including income capitalization approach, discounted cash flow approach and sales comparable approach. In addition, the agreed upon fair value amounts are consistent with the valuations used by the institutional lenders providing the secured indebtedness associated with the properties.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

53.	Please separately quantify the value of the common units and convertible preferred units being contributed and reconcile these amounts to the total cost of the acquisition. In addition, expand your disclosure to explain the basis for the value assigned to the equity instruments issued as part of the transaction. We note from disclosures elsewhere in your document that the $2.79 value ascribed to the common stock was based on the average closing prices for a 90 day period less the special dividend. Advise us how you applied paragraph 22 of SFAS 141 and EITF 99-12.
The value of the Common Units and Convertible Preferred Units being contributed are as follows:
1.	Total Acquisition Cost

a.	The total cost of the acquisition is $165 million (net value of real estate and associated intangible assets acquired). The terms of the master agreement provide that the total consideration issued of $165 million is to be denominated 25% in the from of common units and 75% in the form of convertible preferred units:
i.	Common Units Value = $41,250,000/$2.79 (adjusted common share price) = 14,786,986 common units

ii.	Convertible Preferred Units Value = $123,750,000/$25.00 liquidation preference = 4,950,000 convertible preferred units
2.	Basis for Valuing the Common and Convertible Preferred Units

a.	The Company adjusted per common share price of $2.79 is the average closing price, on the American Stock Exchange, for a 90-day period (as of the announcement of the Transactions) less a $1.00 Special Dividend. The Special Dividend has been paid by the Company to its holders of record as of January 5, 2007.

b.	The $25.00 per Convertible Preferred Unit is equal to:
i.	The $25.00 per unit stated liquidation preference; and is also equal to

ii.	The $25.00 estimated fair value per Convertible Preferred Unit. This value was estimated using the SunGuard Monis 6.0 version convertible pricing software.
3.	How Paragraph 22 (SFAS 141) and EITF 99-12 were Applied
SFAS 141 (paragraph 22) provides the quoted market price, adjusted for possible effects of price fluctuations and other factors, for a reasonable period before and after the acquisition announcement date, shall be considered in determining the fair value of the security issued. Paragraph 23 goes on to say if the quoted market price is not the fair value of the securities, the consideration received shall be estimated even though measuring directly the fair value of net assets received is

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

difficult. Both the fair value of the net assets received and the extent of the adjustment to the quoted market price of the shares issued shall be weighted to determine the amount to be recorded. All aspects of the acquisition including the negotiations and independent appraisals may be used as an aid in determining the fair value of the securities issued.
EITF 99-12 provides that securities issued to effect a business combination accounted for using the purchase method should be valued based on the market prices a few days before and a few days after the measurement date (i.e. the earliest date, from the date the terms of the acquisition are agreed to and announced and the number of shares to be issued is fixed).
We applied FAS 141 and EITF 99-12 to derive the fair value of the securities issued. The acquisition announcement date was October 3, 2006. The average closing price for the Company’s common stock, listed on the American Stock Exchange, was $3.79 for the 90 days preceding the announcement of the Transactions. The terms of the Master Agreement contemplate and provide for a one time $1.00 Special Dividend per share to be paid to the shareholders of the Company prior to the consummation of the Transactions. Accordingly, the adjusted share price was reduced to $2.79. The total number of Common Units to be issued, 14,786,000, was determined by dividing 25% of the total contribution value $41,250,000 by the $2.79 adjusted share price. The $2.79 per Common Unit was also used as the basis of determining the conversion ratio and the conversion premium for each $25.00 Convertible Preferred Unit. The agreed upon conversion premium is 25%. This results in a conversion price of approximately $3.49 per Common Unit ($2.79 x 125%). The convertible preferred to common conversion ratio equals approximately 7.17:1 ($25.00/$3.49)
The Company’s stock price closed at the following levels two days prior and two days after the acquisition announcement:

			Value of
	Closing	Trading	Shares
Date	Price	Volume	Traded

10/02/06	$3.83	8,900	34,087
10/03/06	$3.67	1,300	4,771

10/04/06	$6.30	252,800	1,592,640
10/05/06	$6.50	358,500	2,330,250

		621,500	3,961,748

Weighted Average Price of Shares Traded	$6.37

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

We noted the two-day pre-announcement average closing price equals $3.75 which is not materially different (and, in fact, lower) than the 90-day pre-announcement average closing price. The post-announcement closing price of $6.40 per share was also accompanied by significantly higher than average trading volume. Applying a weighted average price of $6.37 would have caused the implied net asset value of the contributed real estate assets to increase from their agreed fair value of $165 million to approximately $270 million. This was calculated by multiplying the total common units, assuming the convertible preferred units were converted to common units, of 50,286,000 (14,786,000 common units + 4,950,000 convertible preferred units multiplied by the 7.17:1 conversion ratio) by the weighted average stock price for the two days following the announcement less the $1.00 special dividend ($6.37 — $1.00). We also calculated the Company’s total market capitalization using the weighted average stock price based on the number of common shares outstanding on the announcement date to be approximately $11,800,000 (1,851,125 shares x $6.37 = $11,792,000). A total market capitalization of that amount would be roughly 280% of the net asset value of the company (adjusted for the payment of the special dividend).
We concluded that including the post-announcement stock price in the calculation of the average stock price to be used in evaluating the estimated fair value of the unit acquisition consideration produced an unreasonable result. Therefore, we concluded that using the adjusted share price of $2.79 was a more reasonable estimate for the fair value of the common units. Thus, both the fair value of the net real estate assets and the fair value of the unit consideration received will be identical.
54.	Clarify how you determined the value ascribed to the Proportionate Voting Preferred Stock granted upon consummation of the transactions.
The value ascribed to the Proportionate Voting Preferred Stock reflects the following: (i) the cost of the security, which will be $2,000; (ii) the security does not provide or entitle the holder of the security any economic rights including, for example, any rights to participate in any dividend or other distribution by the Company to its shareholders; (iii) the voting rights associated with the security cannot be exercised by the holder thereof and are instead required to be exercised in accordance with and in proportion to the instructions received from the holders of the Operating Partnership units issued in the Transactions; (iv) the voting rights associated with the security terminate on a prorata basis as the Operating Partnership units are redeemed or otherwise converted into cash or stock of

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

Pacific Office Properties Trust, Inc. and (v) the security is not transferable. In light of the above considerations, the parties ascribed a nominal value to the Proportionate Voting Preferred Stock.
55.	You represent that STIRR N. Central, LLC is the accounting acquirer of the other Shidler Predecessor entities through their contribution of the City Square property. On page 197, you state that the legal entity owning the City Square property is Pacific Office Properties Trust/Mezzanine, LLC. Please reconcile this difference between your disclosures.
STIRR N. Central, LLC (“SNC”) is the sole member of Pacific Office Properties Trust/Mezzanine, LLC. SNC will contribute its interest in Pacific Office Properties Trust/Mezzanine, LLC to or at the direction of Pacific Office Contributor in exchange for its interest in Pacific Office Contributor. Pacific Office Contributor will contribute or direct the contribution of the ownership interest in Pacific Office Properties Trust/Mezzanine, LLC to POPLP in exchange for Common Units and Convertible Preferred Units of the Operating Partnership. Following these transactions, SNC will own the largest membership interest in Pacific Office Contributor. We note that Pacific Office Properties Trust/Mezzanine, LLC is a bankruptcy remote, special purpose entity that was required to be formed by, and is maintained solely to comply with the requirements of, the mortgage lender. The Preliminary Proxy Statement filed on April 2, 2007 included revised language on Page 207, which clarified this in the document.
56.	Based on your disclosure, we note that you plan to record the interests contributed by Jay Shidler and his immediate family and entities under their control at historical cost. Using the guidance in EITF 02-5, tell us the percentage ownership interest held by Mr. Shidler in each property and that of his family members. Please also clarify the relationship of his family members.
A copy of the initial response to this comment previously informally submitted by Pacific Office Contributor to the Staff on March 30, 2007 is attached to this letter as Exhibit A.
A copy of the supplemental response to this comment previously informally submitted by Pacific Office Contributor to the Staff on April 25, 2007 is attached to this letter as Exhibit B.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

Note I — Adjustments to the unaudited pro forma combined balance sheet as of September 30, 2006
(B)
57.	Please revise to clearly state your basis under SFAS 141 for bringing over Mr. Shidler’s interest over at historical cost basis, SAB 48 and EITF 94-2 would not be applicable.
In response to this comment, the reference to SAB 48 and EITF 94-2 has been removed and has been replaced with a reference to FAS 141 and EITF 90-5.
(C)
58.	Advise us your basis for including a pro forma adjustment for capital improvement projects. Unless you are contractually obligated to undertake these projects as a result of the Transactions, it does not appear that this is directly attributable to the transaction or factually supportable.
At the time the initial proxy statement was filed, the Shidler Predecessor was contractually obligated to make capital improvements that would have reduced the Company pro forma cash balances by $743,000, after giving effect to the assumption of the contractual obligation by the Company as a result of the consummation of the Transactions. The improvements have now been completed and the funds have been applied to the costs of the improvements. As a result, this adjustment is no longer necessary and is no longer reflected in this updated financial information.
(F)
59.	We note that you have included an adjustment to reflect proceeds anticipated to be received from liquidating AZL Assets. Please clarify the source of these proceeds and indicate whether you have a committed source for this cash inflow.
The pro forma statements reflect the estimated proceeds from the sale of all of the Company’s non-cash assets, as required in accordance with the terms of the Master Agreement. We note that during the first quarter of 2007, the Company sold its interest in a note receivable following the solicitation of bids to purchase the note receivable, for $3,411,346 plus accrued and unpaid interest (representing 97% of the face value thereof) and reinvested all of the proceeds in government securities. This asset has been included in “Other Assets” on the Consolidated Pro Forma Balance Sheet. The Company’s only other non-cash asset is a parcel of land held for sale, which is reflected in the line item “Land held for sale ($55,890).” The pro forma statements have been revised to reflect the continued ownership of this parcel of land following the consummation of the Transactions,

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
April 27, 2007

rather than a sale of this asset for cash. Whether or not sold for cash, we do not believe that this is a material asset of the Company.
     A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.
     We kindly request an expedited review of this submission. Please do not hesitate to call the undersigned at (602) 528-4801. You may also directly call counsel to Pacific Office Contributor, William Turner and Anis Ha at Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, if you have any further questions or if we can be of further assistance. Mr. Turner’s direct line is (312) 629-7337 and Mr. Ha’s direct line is (312) 984-3127.

Very truly yours, SQUIRE, SANDERS & DEMPSEY L.L.P.

Joseph P. Richardson

Enclosures
JPR/kah
cc:	Ms. Elaine Wolff (w/enclosures) Mr. Wilson Lee (w/enclosures) Ms. Cicely LaMothe (w/enclosures)

Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona 85018
(602) 952-6800
April 26, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation Revised Preliminary Proxy Statement File No. 1-09900 Filed on February 1, 2007 and April 2, 2007
Ladies and Gentlemen:
     In accordance with the comments of the staff contained in a letter, dated April 23, 2007, relating to the above-referenced filing (the “Filing”), the undersigned officer of Arizona Land Income Corporation (the “Company”), on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, Arizona Land Income Corporation
By:	/s/ Thomas R. Hislop
Name:	Thomas R. Hislop
Title:	Chairman and Chief Executive Officer

Exhibit A to Letter Dated April 27, 2007 (File No. 1-09900)
Introduction
Attached is the information requested in comment 56. In addition to the requested information and consistent with the discussions of representatives of Pacific Office Contributor with Cicely LaMothe of the Commission accounting staff on Wednesday March 14, 2007, we have expanded the scope of this response to include an overview of the analysis which we believe supports our conclusion that Jay Shidler controls the Shidler property owning entities (the TSG entities), including the accounting acquirer, and that STIRR N. Central, the current owner of all of the equity interests in the entity that owns City Square and the proposed owner of the largest interest in POP Venture, LLC (Venture) (which interest will indirectly represent an interest in the largest number of units in Pacific Office Properties, L.P.), is the accounting acquirer.
We trust that our response, which also reflects the input and assistance of our outside advisors, PricewaterhouseCoopers LLP, and the independent registered public accounting firm of the Shidler Predecessor, McGladrey & Pullen, LLP, will provide the accounting staff sufficient information to evaluate the analysis that gave rise to the pro forma financial information included in the Preliminary Schedule 14A.
The Shidler Principals
The five individuals who own more than 90% of the TSG entities before the proposed transaction, and who will own the majority of the interests in Venture after the proposed transaction, and their role and affiliation with The Shidler Group (TSG), are as follows (as disclosed on TSG website at www.shidler.com):
1)	Jay Shidler — Founder and Managing Partner, TSG. Honolulu, Hawaii. Mr. Shidler founded, and has been the initial investor in, over 20 public and private companies. During past 15 years, he has been the architect of four public companies listed on the NYSE — Ticker Symbols: SFI, FR, OFC, PRS. Mr. Shidler continues to serve as Chairman of FR and OFC.

2)	James Reynolds — Managing Partner, TSG. San Diego, CA. Mr. Reynolds heads Shidler West Investment Partners, a group that has purchased over $1 billion in assets.

3)	Larry Taff — Managing Partner, TSG. Honolulu, Hawaii. Mr. Taff oversees both the financial management and property operations for the organization.

4)	James R. Ingebritsen — Partner, TSG. San Diego, CA. Mr. Ingebritsen is responsible for administration, asset management and debt and equity capital formation for Shidler West Investment Partners.

5)	Matthew J. Root — Partner, TSG. San Diego, CA. Mr. Root is responsible for acquisition, disposition and leasing of all properties owned by Shidler West Investment Partners.
Other than their business relationships, and long established history of investing together, there are no family or contractual relationships among the five individuals requiring them to vote their equity interests in a consistent manner. Although the five individuals have equity interests in nearly every property, their interests in each of the TSG entities vary.
EITF 02-05 Analysis
See attached Schedule titled “Shidler Predecessor Entities and Contributed Properties Ownership Detail.” The schedule also shows that the TSG entities are commonly owned by the five Shidler Principals and that their ownership of the various TSG entities is not identical.
In arriving at our conclusions (and as reflected in the attached information) we considered the high degree of common ownership and common management shared by all 11 of the TSG entities. In fact, as discussed below, 9 of our 11 combining entities are LLCs are managed by an entity owned by James Reynolds, one is managed by an entity owned and controlled by Jay Shidler, and the 11th combining entity is a limited partnership whose general partnership interest is held by an entity under the joint ownership and control of Messrs. Shidler and Reynolds. We evaluated whether these entities, or some subgroup of them, were under common control (as that term is defined by Appendix D of FAS 141) of a single entity, person, or control group (as that term is defined in EITF 02-05).
However, for purposes of EITF 02-5 “Definition of “Common Control” in Relation to FASB Statement No. 141” Mr. Reynolds and Mr. Shidler do not meet the definition of common control under paragraph 3 of EITF 02-5. We defined “common control” as existing only between equity interests held by:
•	Mr. Shidler and his wife.

•	Mr. Reynolds and his wife and his children.
The only properties where common control is clear are:
•	Waterfront, which is owned 56% by Mr. Shidler and his wife.

•	First Insurance Fee which is owned 100% by Mr. Reynolds and his children.
Based on our analysis, we concluded that Mr. Shidler (including through entities owned by Mr. Shidler and his wife) (hereafter referred to as Mr. Shidler) and Mr. Reynolds (including through entities owned by Mr. Reynolds, his wife or his children) (hereafter referred to as Mr. Reynolds) would each constitute two separate control groups, (as that term is defined in EITF 02-05) and that Mr. Shidler controls each of the 11 TSG entities by virtue of his de facto management control over all of the entities. As part of our evaluation, we considered whether each of the 11 combining entities are voting interest entities or variable interest entities (VIEs) under the scope of FIN 46R and have concluded that all 9 of the non-joint venture entities are VIEs under the scope of FIN 46R.
AZL — Not the Accounting Acquirer
We determined that AZL would not be deemed the accounting acquirer in the business

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combination because the Shidler Principals will own a substantial majority of Pacific Office Properties Trust, Inc. (POPT), the legal successor to AZL, as a result of the proposed transaction.
As part of the proposed transaction, the equity interests of each of the combining TSG entities will be contributed to Venture, an entity formed for the purpose of pursuing the proposed transaction, and the equity holders of the TSG entities will receive Venture equity interests. The proposed transaction also provides that Venture will contribute all of its assets (the equity interests in the 11 TSG entities) to Pacific Office Properties, L.P. (a to-be formed operating limited partnership, the OP) in exchange for a combination of common and preferred units of the OP. The five primary individual beneficial owners of the TSG entities will also purchase for a total of $5,000,000 (in cash, on a pro rata basis based on the estimated fair value of their equity contributed) newly issued shares of common stock of POPT representing approximately 35% of the proposed issued and outstanding common shares. POPT will contribute that cash, and all of its remaining assets and liabilities to the OP in exchange for an approximately 16% controlling general partnership interest in the OP. While not immediately exchangeable, as with similar UPREIT structures, Venture will be able to exchange its OP units for shares of POPT. After conversion, the former equity holders of the TSG entities will beneficially own approximately 96% of economic interests of POPT (including the newly issued shares of common stock purchased by the five primary individual beneficial owners).
Also, Jay Shidler will serve as Chairman of POPT and will control the REIT Advisor, and the Voting Preferred Stock after the consummation of the transaction.
Reynolds is the Legal Manager, but Reynolds does not Control
As discussed above, the TSG entities share a high degree of common ownership, but such ownership is not identical among the properties, and the ownership differences are significant. All but one of the 11 entities owning the Contributed Properties are LLCs. The other (City Center) is a limited partnership where the holder of the limited partnership’s general partnership interest is a corporation owned equally between Mr. Reynolds and Mr. Shidler. The LLCs are organized similar to a limited partnership in that the LLC members have named a Manager, and empowered that Manager with decision making rights over the LLC similar to a general partner. As structured, the management rights are not embedded in the member interest, which to us means that the Manager is the equivalent of a .001% general partner.
With respect to all of the TSG entities, the Manager (and general partner in the case of City Center) has broad authority to make all significant decisions on behalf of the entities.
•	In the six of the eleven entities owning the properties that represent approximately 91% of the contribution value, the Manager may be replaced at any time by a simple majority of the members.

•	In four of the eleven entities, representing approximately 6% of the contribution value, the Manager can only be replaced upon death, bankruptcy or insanity of the Manager.

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•	One entity (City Center) is a limited partnership representing 3% of the contribution value. This entity has a corporate general partner that cannot be removed by a majority of the partners and is jointly controlled by Mr. Reynolds and Mr. Shidler.
The purpose of organizing the LLC operating agreements as such are to give the Manager of the ownership entities broad authority to make virtually all significant decisions on behalf of the LLC. This was done to avoid delays in preparing and adopting resolutions in connection with significant decisions including buying, selling and re-financing properties.
As reflected above, only 4 of the 11 TSG entities representing approximately 6% of the contribution value would be considered to be under the control of Mr. Reynolds under EITF 04-05.
Jay Shidler Controls Shidler Predecessor
We believe that the de facto manager of all of the TSG entities is Mr. Shidler. Mr. Reynolds has been Mr. Shidler’s partner for more than 30 years, and the two continue to enjoy a close personal and professional relationship. Mr. Shidler has numerous responsibilities as the Chairman of two existing public REITs. Mr. Reynolds was designated by Mr. Shidler as the nominal legal manager for nearly all of the entities where they collectively owned more than 50% of the total equity.
In practice, Mr. Shidler’s consent is obtained on all significant management decisions. In this regard, Mr. Reynolds, as the managing member (or for that matter any of the other principals) only influences, but does not control, Mr. Shidler’s decisions. Mr. Shidler has the largest aggregate economic interest in the TSG entities, and no significant operating or transaction decisions are made without consulting Mr. Shidler. In actual practice, Mr. Shidler is the strategic leader of The Shidler Group, which he founded in 1972. We believe that, while not embedded in the legal documents, he has the final word on all significant decisions: including the formation of entities and who will be the partners; what assets to acquire and for how much; how to finance the transaction and with whom; approvals of operating budgets and executive compensation; partner contributions and distributions; and when and to whom to sell assets and for how much. Therefore, due to the relationship of the two men and Mr. Shidler’s influence of Mr. Reynolds we believe Mr. Reynolds and Mr. Shidler would be viewed as related parties for purposes of FIN 46R.
Given the fact that the control of each of the TSG entities is embedded in the manager rights, we believe these entities would be VIEs under paragraph 5(c) (and for some entities possibly 5(b)(1)) of FIN 46R, as we note that voting is not proportional to economics and that substantially all of the economics were conducted on behalf of Messrs. Shidler and Reynolds and their related parties under FIN 46R (i.e. officers, directors and employees of each of the TSG entities, their family members, and those parties with close business relationships, etc). Including the effects of transfer restrictions, all the equity holders of all 11 TSG entities are related parties for purposes of paragraphs 16 and 17 of FIN 46R.

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Mr. Shidler was determined to be the primary beneficiary of all of the contributed TSG entities under paragraph 17 of FIN 46R, based on the relationship and significance of the activities and because we believe that he is the party most closely associated with the VIEs. This conclusion is supported by the discussion above with respect to the relationship between Mr. Shidler and Mr. Reynolds and the fact that Mr. Shidler will be Chairman of the Board of POPT and Mr. Reynolds will not have a position as an employee or member of the board of POPT. Furthermore, Mr. Shidler and not Mr. Reynolds controls the decisions of Venture.
Purchase Accounting Discussion
FASB Statement No. 141, Business Combinations, addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations. Under FASB 141 all business combinations are to be accounted for using the purchase method. Paragraph 15 of FASB 141 requires an identification of the acquiring entity. Paragraph 17 of FASB 141 states that “in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered”.
Based on our analysis, we have concluded that the formation transaction would constitute a reorganization of the commonly controlled TSG entities, the purchase of the net assets of historical AZL, and the purchase of all the minority interest not held by the controlling equity holder, Mr. Shidler.
Under this accounting treatment, STIRR N. Central, the entity owning the City Square property, will receive the largest ownership in Venture and is considered the reorganized entity and the accounting acquirer. Its assets and liabilities along with the interests beneficially owned by Mr. Shidler in the other 10 combining TSG entities are recorded by City Square at historical cost using the guidance in paragraphs 15 to 19 of FAS 141.
The acquisition of all of the interests held by persons other than Mr. Shidler is recorded at fair value under SFAS 141 as a purchase of minority interests. In this connection, we note that FTB 85-5 requires the acquisition of the minority interest where the minority shareholders participate in the exchange to be accounted for as if they were purchased for fair value. We evaluated whether or not the non-Shidler interests in City Square should also be recorded at fair value under FTB 85-5 because they too participated in the exchange. However, we believe that staff has accepted the accounting where one of the combining entities is considered “reorganized into the newco” in a reorganization of multiple commonly controlled entities as opposed to applying FTB 85-5 to all of the combining entities.
Alternatives Considered
We have also considered two other accounting alternatives but we believe that neither alternative would result in a significantly different accounting presentation and that neither more appropriately reflects the true relationship of the TSG entities.
One alternative would be to view Mr. Reynolds as the primary beneficiary under

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paragraph 17 of FIN 46R. This alternative results in similar accounting to that described above would be applied to the Reynolds controlled entities, with the exception that the two non-Reynolds controlled TSG entities would be recorded as purchase business combinations where the Reynolds interest recorded at Reynolds’ historical cost basis under 90-5 and the non-Reynolds interest fair valued as a step acquisition. In this connection, we note that Mr. Shidler owns the largest share of the contributed properties as a whole (approximately 36% of the economic ownership of the consolidated company post-combination) while Mr. Reynolds interests are approximately 24%. Since Mr. Reynolds acquired his interests at the same time and for the same proportionate cost as Mr. Shidler, this alternative would result in stepping up 76% vs. 64% of the TSG entities from historical cost to fair value. This difference would result in an increase to the total asset basis of approximately $20 million. We rejected this alternative because we do not believe that this most appropriately represents which party is most closely associated with the VIEs under paragraph 17 of FIN 46R. In addition, if this alternative was chosen, the historical financial statements for periods before the combination would not consolidate the two non-Reynolds controlled entities, First Insurance Center Leasehold Interest and City Center.
A second alternative would be to treat Messrs. Shidler and Reynolds as if they were not related parties under FIN 46R and the TSG entities as if they were not VIEs and to assume that no single former shareholder group controls 7 of the 11 entities or approximately 91% of the contributed value. In accordance with SAB 97, the entity owning City Square (the shareholder group receiving the largest ownership interest in the combined company) would be presumed to be the acquirer. One hundred percent of the interests in the other 10 combining TSG entities would be treated as purchased for fair value. We rejected this alternative because, in our opinion, the facts and circumstances clearly indicate that Mr. Shidler controls the TSG entities.

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Exhibit B to Letter dated April 27, 2007 (File No. 1-09900)
INTRODUCTION
Based on the discussion of representatives of Pacific Office Contributor with the Commission accounting staff on Wednesday April 18, 2007, we understand that the staff continues to have questions relating to our proposed accounting for the formation transaction, particularly related to the following four areas:
1.	Can FIN 46(R) be used as a basis for determining “common control”, and can an individual be an “enterprise” under FIN 46(R)?

2.	Which of the TSG entities are variable interest entities (VIEs) under FIN 46(R), and why?

3.	Are Jay Shidler and James Reynolds related parties under FIN 46(R)?

4.	In the TSG entities that are VIEs and where Messrs. Shidler and Reynolds are related parties, which party should be the primary beneficiary?
Common Control. As a summary of our current accounting, we believe, as demonstrated in Attachment A, that all 11 of our combining Shidler Group entities (the TSG entities) share a high degree of common ownership and common management. In fact, as discussed below, 9 of our 11 combining entities are LLCs that share the same managing member (James Reynolds); one is managed by an entity controlled by Jay Shidler; and the 11th combining entity is a limited partnership whose general partnership interest is held by an entity under the joint control of Jay Shidler and James Reynolds. We understand that a high degree of common ownership and management does not equate to common control. However, we believe that a majority of the TSG entities are under common control, as defined by ARB 51 and its interpretations, including FIN 46(R), and thus are subject to the requirements of Paragraphs D-11 through D-18 of SFAS 141.
Accounting Treatment. Based on the existence of common control, we concluded that the formation transaction would constitute (i) a reorganization of the 11 commonly controlled TSG entities, (ii) the purchase of the net assets of historical AZL and (iii) the purchase of all the minority interests not held by the controlling shareholder, Mr. Shidler. In this transaction, City Square (the largest of the commonly controlled entities) is reorganized into the newly formed entity and its assets and liabilities are carried over at historical cost. The interests owned directly and indirectly by Mr. Shidler and his wife (Shidler), in the other 10 combining TSG entities are recorded by City Square at Shidler’s outside basis historical cost (as required by EITF 90-5). City Square records the purchase of all of the interests held by persons other than Shidler at fair value under SFAS 141, as a purchase of minority interests with respect to 10 of the TSG entities and with respect to a controlling interest in AZL. In this connection, we believe that FTB 85-5 requires purchase accounting to be applied for the minority interest where the minority shareholders participate in the exchange. While some accountants may debate whether the non-Shidler interests in City Square should be recorded at fair value under FTB 85-5, since they participated in the exchange as well, we believe that the staff has accepted the accounting where one of the combining entities is considered “reorganized into the newco” in a reorganization of multiple commonly controlled entities, as opposed to applying FTB 85-5 to all of the combining entities.
Rejected Accounting Alternatives. At the end of this response, we discuss two accounting alternatives that we considered and rejected, but we would like to point out that none of the alternatives results in an accounting answer that is significantly different from the one that we have determined to be appropriate.
RESPONSES TO QUESTIONS
1)	Can FIN 46(R) Be Used as a Basis for Determining “Common Control”, and Can an Individual Be an “Enterprise” Under FIN 46(R)?
FIN 46(R) is an interpretation of what constitutes a controlling financial interest under ARB 51. ARB 51 identifies a controlling financial interest based on voting control; but FIN 46(R) acknowledges that application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest, because the controlling financial interest may be achieved through arrangements that do not involve voting interests. In addition to voting ownership interests, we believe that control, as used in GAAP, can be established through various means, including for example: variable interests that result in consolidation by a primary beneficiary under FIN 46(R), contractual or other legal arrangements (EITF 97-2), or the rights of a sole general partner in a partnership. As an interpretation of ARB 51, FIN 46(R) Paragraph E 20 states that “the requirements in Paragraph 14 of this Interpretation are intended to determine which, if any, party involved with a variable interest entity has a controlling financial interest.”
Once the controlling financial interest is identified, we believe that all controlling financial interests as defined under FIN 46(R) (or any interpretations of ARB 51) should be viewed the same as a controlling financial interest determined under the voting interest model, or under the consolidation model under EITF 04-05. Accordingly, we believe that sister companies consolidated under FIN 46(R) or under the voting interest model are entities under common control under ARB 51 and FAS 141.
The staff also questioned whether or not an individual or natural person can be a potential enterprise as referred to in FIN 46(R) for purposes of determining whether that person holds a variable interest and whether, as a variable interest (VI) holder, that person can be a primary beneficiary (PB) of a VIE. FIN 46(R) defines the entity subject to consolidation as any legal structure used to conduct activities or to hold assets. FIN 46(R) states that an “entity” for this purpose cannot be an individual or natural person. However, it does not set forth the same restriction on the characterization of an “enterprise.” We believe that an individual or natural person can be considered an enterprise in the application of FIN 46(R), since that person can be identified as the party that holds a controlling financial interest and can otherwise control an entity. Having

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identified the party that actually holds a controlling financial interest and can otherwise control an entity, we do not believe that such determination should be undone or affected by the fact that such party is a natural person, because ARB 51 does not create such distinction between persons and entities in defining a controlling financial interest, and further because the plain meaning of the term “enterprise,” left undefined in FIN 46(R), typically includes persons acting as proprietorships.
2)	Which of the TSG Entities are Variable Interest Entities (VIEs) Under FIN 46(R), and Why?
As the staff is aware, limited partnerships and LLCs generally have governance structures similar to partnerships that provide voting rights that are disproportionate to economics and must be carefully evaluated under Paragraph 5(c) of FIN 46(R).
With respect to all 11 of the TSG entities, the managing member (and general partner in the case of City Center) has broad authority to make all significant decisions on behalf of the entities. Decision making rights over all significant decisions for the TSG entities are embedded in the manager’s rights, and not in the membership interests. The fact that management rights are not embedded in the membership interest means that the manager is the equivalent of a general partner that does not share significantly in profits and losses. Mr. Reynolds is the manager for 9 of the 10 LLCs, Mr. Shidler is the manager for one LLC, and the remaining limited partnership has a corporation owned equally by Reynolds and Shidler as its general partner.
One of the 11 entities, as explained below, is not a VIE under FIN 46 (R) and is controlled by Shidler. In 5 of the remaining 10 entities, the investors do not hold “kick out” rights over the entity’s managing member or general partner, and therefore should contain disproportionate voting to economics conditions under 5(c)(ii). However, the other 5 entities provide members with the right to remove the decision maker. In these cases, further evaluation was required to determine whether this fact could overcome the disproportionate voting condition of 5(c)(ii). In order to evaluate whether the “kick out” rights were substantive, so as to render voting proportionate to economics, an evaluation of which investors would be deemed to be related parties to the decision maker had to be completed in order to determine whether a simple majority of the remaining investors could “kick out” the decision maker.
As more fully discussed under Question 3 below, it was determined that Jay Shidler and James Reynolds would be related parties under FIN 46(R) and under FAS 57. Therefore, for the entities in which Reynolds was the manager, it was determined that he could not be kicked out by the parties who were not related parties of Reynolds, i.e. parties other than Shidler and Reynolds. This would be the case whenever Reynolds or his immediate family member held voting interests in the entity. For the one entity managed by Shidler, Reynolds is not a member, but as discussed below, all of the other members are related to Shidler and therefore, the kick out rights are not substantive. A similar analysis was performed for City Center, the entity in which Reynolds’ and Shidler’s jointly owned corporation is the GP. Although Shidler has the majority of the economics, he does not control the decision maker, nor can he kick the decision maker out. Note that Reynolds

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and Shidler hold an interest in each entity and either individually or on a combined basis have a majority interest in all of the entities.
As noted in Attachment A, there are 9 entities in which there are investors other than Shidler and Reynolds. In 8 of the 9 entities, the other non-Shidler or non-Reynolds members (“Other Members”) in each TSG entity would not have any kick-out rights, nor do they have any participating rights, as those terms are defined in EITF 04-05. As noted below, we have concluded that these Other Members are also related parties for the reasons set forth under Question 3 below, and these entities meet the conditions under 5(c)(ii) of FIN 46(R) and are considered VIEs. (For informational purposes, we note that the conclusion regarding kick out rights would not change even if these parties were not related parties in the above 8 entities.)
The 10th entity is an LLC that is wholly owned and managed by Reynolds (First Insurance Center- Fee Interest). This entity’s sole asset is land which is leased to a ground lessee (First Insurance Center-Leasehold Interest), which is managed by Shidler and owned by Shidler and the Other Members under a 65 year operating lease. The First Insurance Center-Fee Interest (Fee Interest) and the First Insurance Center-Leasehold Interest (Leasehold Interest) were formed upon the acquisition to separately acquire and separately finance the land and building, respectively. To ensure the availability of effective financing for both entities, an above-market 65 year ground lease was entered into between the two entities. The original purchase price was allocated $38M to Leasehold Interest and $9M to Fee Interest. Yet, the bank provided a 10 year loan to each entity based on an 80-20 loan to equity fair value of $39M to the Leasehold Interest and $14M to the Fee Interest. The members of the Leasehold Interest were required to contribute capital to complete the acquisition, while the Fee Interest and Mr. Reynolds received a distribution of the excess cash received from acquisition financing secured at the time of acquisition of the property. We believe that an implied variable interest in this entity is held by First Insurance Center- Leasehold Interest, because of the nature of the entity (i.e. simply holding title to the asset which is leased to Leasehold interest), as well as the fact that Leasehold Interest has provided equity funding to Fee Interest in the form of an above market lease, and the nature of the relationship between the equity holder of Fee Interest and equity holders of Leasehold Interest (i.e., related parties). Therefore, Fee Interest is considered to be a VIE, as it meets the conditions under 5(a)(3) and (4) of FIN 46(R).
The 11th entity (Waterfront) was determined not to be a VIE, as it did not meet any of the relevant characteristics. Mr. Shidler controls this entity under the voting interest model.
Given the fact that the decision making of 9 TSG entities is embedded in the managerial and general partnership rights, we believe that these entities are VIEs under Paragraph 5(c) [and conceivably 5(b)(1)] of FIN 46(R), as we note that voting is not proportional to economics and that substantially all of the activities were conducted on behalf of Messrs. Shidler and Reynolds and their related parties under FIN 46(R), i.e. officers, directors and employees of each of the TSG entities, their family members, and those parties with close business relationships.

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3) Are Jay Shidler and James Reynolds Related Parties Under FIN 46(R)?.
With respect to whether Messrs. Shidler and Reynolds are related parties, FIN 46(R) defines related parties to include those parties identified in FASB Statement No. 57, Related Party Disclosures, as well as certain other parties acting as de facto agents. FAS 57 states that a related party is “Any party that (i) can significantly influence the management or operating policies of the transacting parties or (ii) has an ownership interest in one of the transacting parties and can significantly influence the other parties to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.” FIN 46(R) defines a de facto agent as “a close business relationship such as the relationship between a professional service provider and one of its significant clients. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests.”
Jay Shidler founded The Shidler Group in 1972. He designed an investment model under which he formed a partnership with a regional managing partner that would find opportunities to employ the acquisition and financing techniques that Shidler had developed. After acquiring the property, the regional managing partner would be in charge of the day-to-day management and would continue to execute the strategies developed by Shidler. James Reynolds became Mr. Shidler’s first partner more than 30 years ago. Mr. Shidler was subsequently able to duplicate the Reynolds + Shidler model in many other regions (San Diego, Los Angeles, Phoenix, San Francisco, Seattle, Minneapolis, Detroit, Chicago, St. Louis, Philadelphia, Newark, and Jacksonville). Many of these operations were subsequently rolled into one of the three public REITs that Mr. Shidler has sponsored. In the three public REITs, the regional manager partner became the Chief Executive Officer of the public company, with Mr. Shidler serving as the Chairman of the board of directors.
The two men have continued their investment activities and continue to enjoy a close personal and professional relationship. Based on the fact that Mr. Shidler’s numerous responsibilities as the Chairman of boards of public REITs increased, Mr. Reynolds was designated by Mr. Shidler as the nominal legal manager for nearly all of the entities where they collectively owned more than 50% of the total equity. This designation was for the purpose of providing Mr. Reynolds with complete authority to “administrate” any action without written approval by Mr. Shidler or the other members. This administrative authority was not meant to provide Mr. Reynolds with the decision making authority that was always expected to reside with Mr. Shidler.
In practice, Mr. Shidler’s consent is obtained on all significant management decisions. In this regard, Mr. Reynolds, as the managing member (like the other principals) advises and makes recommendations to Mr. Shidler, but does not control his decisions. Mr. Shidler has the ability to exert significant influence over Mr. Reynolds as the managing member, and has a history of exerting such influence in practice.
In addition, the Other Members, Messrs. Taff, Ingebritsen, and Root, receive monthly

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draws (the equivalent of a salary) from the management entities to provide them with funds to pay living expenses. These draws are funded by Reynolds and Shidler as the majority owners of the related property management companies. Even though not legally employees, we believe that the Other Members are significantly influenced by Messrs. Shidler and Reynolds. Additionally, in a number of the TSG entities, a separate LLC was formed to permit certain Shidler Group employees to participate. The executive partnerships are controlled by Reynolds and Shidler. Based on the significant influence Mr. Shidler has over all the members as the direct source of their livelihood and net worth, including Mr. Reynolds, all members should be considered related parties under FAS 57 and FIN 46(R) and Mr. Reynolds is deemed the de facto agent of Shidler. Including the effects of transfer restrictions we have concluded that all the equity holders in the 9 TSG entities having Outside Investors are related parties for the purposes of Paragraphs 16 and 17 of FIN 46(R).
4)	In TSG Entities that are VIEs, and Where Messrs. Shidler and Reynolds are Related Parties, Which Party Should Be the Primary Beneficiary?
In determining which member of the related party group is the most closely associated with each TSG entity, and therefore should be considered the primary beneficiary under Paragraph 17 of FIN 46(R), we evaluated all related parties. All of the related parties with the exception of Shidler and Reynolds were eliminated based on the relative insignificance and the more passive nature of their investment. Shidler and Reynolds were more closely analyzed to make this determination. After evaluating the nature, relationship, and significance of the activities and the design of the entities which established Reynolds as the manager in order to implement the strategy and decisions for Mr. Shidler, Mr. Shidler was determined to be the primary beneficiary of all of the VIEs. (First Insurance Center- Fee Interest is discussed later in this section.)
A summary of the Paragraph 17 factors and our analysis is presented below:
     The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and is to be based on an analysis of all relevant facts and circumstances, including:
a.	The existence of a principal-agency relationship between parties within the related party group: The relationship between Messrs. Shidler and Reynolds began more than 30 years ago with Mr. Shidler as the founder and strategist and Mr. Reynolds as the operational partner, finding and then overseeing the ownership and management of the properties. Shidler has always directed the deal structure, financing, and overall operating strategy. Over the years, Mr. Shidler has gone on to form three other public REITs, and is currently the Chairman of the board of directors for two of them. However, Mr. Shidler and Mr. Reynolds have continued to invest in non-competitive real estate outside of those REITs. The current model is consistent with that which has been used in the past with Reynolds (and later including Taff, Ingebritsen, and Root), namely finding

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investment opportunities and managing the day-to-day operations upon acquisition. As the manager, Mr. Reynolds has the authority to implement decisions of the entities. While Reynolds and the other Principals advise Mr. Shidler and make recommendations, due to Mr. Shidler’s depth and breadth of real estate and financing knowledge and experience, he always has the final word on all significant decisions.
To illustrate the group dynamics in action, the owners received an unsolicited offer to sell the Davies Pacific Center several years ago. Shidler was adamant about not selling, but two of the partners (Ingebritsen and Root) wanted to accept the offer, with Taff and Reynolds agreeing with Shidler to reject the offer. The offer was rejected, but Shidler offered to buy all or a portion of Ingebritsen’s and Root’s interests in the property at the price offered. Those partners elected to sell a portion of their interests in the property for $2,750,000 each. Therefore, we believe that the relationship between Messrs. Shidler and Reynolds is that of a principal and agent respectively.
b.	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group: Mr. Shidler’s involvement is critical to the success of the investment strategy. Mr. Reynolds’ activities as the manager of the TSG entities in implementing those strategies are an essential component to the operational model as well. Mr. Shidler’s ability to significantly influence Mr. Reynolds as the managing member, as well as the other members, would result in the activities being significant to all of the members.
c.	A party’s exposure to the expected losses of the variable interest entity: As noted in Appendix A, and based on his ownership interest, Mr. Shidler has the greater exposure to expected losses in 5 entities and Messrs. Shidler and Reynolds share equally in the exposure to expected losses in 4 entities. In the one entity in which Mr. Reynolds has the majority of ownership, he is not the party with the greatest exposure to expected losses. As discussed above, Leasehold Interest has a variable interest in Fee Interest through the lease and the related implied variable interest. To determine which of the two variable interest holders (Leasehold Interest and Reynolds’ Fee Interest}had the greatest exposure to expected losses, we noted that the Fee Interest did not have any equity at risk in the investment. We considered Leasehold Interest is incentivized to protect the sole asset of Fee Interest, the land, by ensuring that the Fee Interest does not default on its non-recourse loan. Leasehold Interest and the equity holder of Fee Interest are related parties and under a paragraph 17 analysis (for the reasons set for above, Leasehold Interest would be the primary beneficiary.
d.	The design of the variable interest entity: As noted above, to relieve himself of the administrative responsibilities of a managing member or general partner, Mr. Shidler designated Mr. Reynolds as the manager for all of the LLCs in which Mr. Shidler had an equity interest and Mr. Reynolds did not. We believe the VIEs were clearly designed as a means of enabling Mr. Reynolds to implement strategy

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and execute on decisions made by Mr. Shidler. In addition, the Leasehold and Fee Interest for First Insurance entities were formed to ensure effective financing.
To consider which party is most closely associated with the VIE, we evaluated each of the 10 VIEs, so as to be able to determine the primary beneficiary:
1.	Davies Pacific Center — Mr. Shidler is more closely related based on all of 17 (a), (b), (c) and (d).

2.	Pan Am Building- Mr. Shidler is more closely related based on all of 17 (a), (b), (c) and (d).

3.	First Insurance-Leasehold — Even though Mr. Reynolds is not involved and Mr. Shidler is the manager, based on his influence over the 3 other Predecessor Principals, Mr. Shidler is more closely related based on 17 (a), (b), and (c).

4.	PBN Building — Mr. Shidler is more closely related based on all of 17 (a), (b), (c) and (d).

5.	City Center — Since Messrs. Shidler and Reynolds are co-general partners, Mr. Shidler is more closely related based on 17 (a), (b) and (c).

6.	City Square — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, based on 17(b), management of TSG and the members of City Square believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.

7.	Sorrento Technology — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, and based on 17(b), members of TSG and the partners of Sorrento Technology believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.

8.	Seville Plaza — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, based on 17(b), management of TSG and the members of Seville Plaza believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore,

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Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.

9.	U.S. Bank Center — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, based on 17(b), management of TSG and the partners of U.S. Bank Center believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.

10.	First Insurance Center — Fee-Interest — Leasehold Interest (which is controlled by Shidler) is more closely related based on 17(c) and (d), but primarily (c). The VIE was clearly designed to facilitate effective financing for both Leasehold Interest and Fee Interest. In addition, Leasehold Interest provided additional equity via an above market lease and Leasehold Interest has more at risk if Fee Interest defaults on the non-recourse mortgage. Therefore, Leasehold Interest is the party most closely associated with the variable interest entity and is the primary beneficiary of the entity and would consolidate Fee Interest. (For informational purposes, since Fee Interest is wholly owned by Reynolds, this entity would be fully stepped up to fair value as a purchase of minority interest.)
Other Accounting Alternatives That Were Rejected
Introduction: We understand that the determination of the primary beneficiary requires a great deal of judgment, and we did in fact consider two other accounting alternatives, as set forth below:
No Common Control: We considered the alternative that Mr. Shidler and Reynolds were not related parties under FIN 46(R) and that the entities were not VIEs. We evaluated whether these entities, or some subgroup of them, were under common control (as that term is defined by GAAP) of a single entity, person, or control group (as that term is defined in EITF 02-05). Based on our analysis, we concluded that Mr. Shidler and his wife (hereafter referred to as Mr. Shidler) and Mr. Reynolds and his children would each constitute two separate control groups, (as that term is defined in EITF 02-05), and that Mr. Shidler and his wife (hereafter referred to as Shidler) would together control each of the 11 TSG entities. We believe that 4 of the 11 would be under the common control of James Reynolds and his children (hereafter referred to as Mr. Reynolds) pursuant to EITF 04-05, the one (City Center) would be under the joint control of Messrs. Shidler and Reynolds, and the remaining 6, including City Square, would not have a controlling party.
The above would lead us to treat Messrs. Shidler and Reynolds as if they were not related parties under FIN 46(R) and the TSG entities as if they were not VIEs, and to therefore

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assume that no single former shareholder group controlled 7 of the 11 entities or approximately 91% of the contributed value. As a result, in accordance with SAB 97, City Square (the shareholder group receiving the largest ownership interest in the combined company) would be presumed to be the accounting acquirer. In such event, one hundred percent of the interests in the other 10 combining TSG entities would be treated as purchased for fair value. We rejected this alternative because, in our opinion, the facts and circumstances clearly indicate that Mr. Shidler controls the TSG entities.
Reynolds as Primary Beneficiary: As referred to above, the second alternative would have been to view Mr. Reynolds as the primary beneficiary under Paragraph 17 of FIN 46(R). We understand that the determination of the primary beneficiary requires a great deal of judgment. In this connection, we note that Mr. Shidler owns the largest share of the contributed properties as a whole (approximately 36% of the economic ownership of the consolidated company post-combination) while Mr. Reynolds’ interests are approximately 24%. Since Mr. Reynolds acquired his interests at the same time and for the same proportionate cost as Mr. Shidler, this alternative would result in an incrementally larger step-up, to 76% from 64%, of the TSG entities from historical cost to fair value. This difference would result in an increase to the total asset basis of approximately $20 million. We rejected this alternative, because we do not believe that the facts support the conclusion that Reynolds is the party most closely associated with the VIEs under Paragraph 17 of FIN 46(R), or that the incremental step-up in total asset basis is warranted. In addition, if this alternative were chosen, the historical financial statements for periods before the combination would not consolidate the two non-Reynolds controlled entities, First Insurance Center — Leasehold Interest and City Center, which would, in our view, result in a less-than-fully-representative presentation of that historical information. For those reasons, and in the exercise of our best judgment, we rejected this alternative.

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TSG Entities and Contributed Properties
Ownership Detail

				First Insurance	First Insurance				Sorrento
Contributed Property	Waterfront	Davies	Pan Am	Center	Center	PBN	City	City	Technology	Seville	U.S. Bank
	Plaza	Pacific Center	Building	(Leasehold Int.)	(Fee Int.)	Building	Center	Square	Center	Plaza	Center

	Waterfront	STIRR-	Pan Am		101 Park Ave.		250 Queen	STIRR N.	POPT/	STIRR	STIRR
Related TSG Entity	Partners	Davies,	Partners,	STIR-Ward,	(1100 Ward),	STIRR-PBN,	Street Inv.	Central,	Sorrento	Seville	USB
and Ownership	OP, LLC	LLC	LLC	LLC	LLC(5)	LLC	Co., L.P.	LLC	Tech, LLC(6)	Plaza, LLC	Tower, LLC

Jay H. Shidler	56.25%	44.11%	30.00%	35.24%		47.62%	50.33%	27.90%	28.80%	28.50%	28.50%
James C. Reynolds	25.00%	25.00%	25.00%		100.00%	33.33%	49.67%	27.90%	28.80%	28.50%	28.50%
Lawrence J. Taff	5.63%	15.00%	15.00%	19.22%		7.14%		9.30%	9.60%	9.50%	9.50%
JRI Equities, LLC	5.63%	7.94%	15.00%	19.22%		4.76%		13.95%	14.40%	14.25%	14.25%
MJR Equities, LLC	5.63%	7.94%	15.00%	19.22%		4.76%		13.95%	14.40%	14.25%	14.25%
Shidler Group Executives	1.88%			7.10%		2.38%		7.00%	4.00%	5.00%	5.00%

	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

O/S Detail for Jay Shidler
Shidler Equities, LP(1)	56.25%	44.11%		35.24%		47.62%		27.90%	28.80%	28.50%	28.50%
Shidler Family Prop(2)			30.0%
Jay H. Shidler							50.33%

	56.25%	44.11%	30.00%	35.24%	0.00%	47.62%	50.33%	27.90%	28.80%	28.50%	28.50%

O/S Detail for James Reynolds
James C. Reynolds	25.00%	25.00%			1.00%	33.33%	49.67%
Judi Cole Reynolds(3)										28.50%
James C. Reynolds, Inc.			25.00%
Reynolds Partners(4)					99.00%			27.90%	28.80%		28.50%

	25.00%	25.00%	25.00%	0.00%	100.00%	33.33%	49.67%	27.90%	28.80%	28.50%	28.50%

Manager or G.P.							Corp. GP
	JCR	JCR	JCR	JHS	JCR	JCR	owned by	JCR	JCR	JCR	JCR
	Manager	Manager	Manager	Manager	Manager	Manager	JHS/JCR	Manager	Manager	Manager	Manager

Kick Out Rights	Yes	Yes	Yes	Yes	No	Yes	N/A	Yes	No	No	No

% of Equity Contributed	23.70%	15.20%	10.30%	6.10%	2.40%	4.80%	3.20%	30.80%	2.30%	0.30%	0.90%

(1)	Owned 100% by Jay H. Shidler and his wife
(2)	Owned 100% by Jay H. Shidler
(3)	James C. Reynolds’ wife
(4)	James C. Reynolds’ children
(5)	101 Park Avenue (1100 Ward), LLC is owned by Reynolds Partners as listed. 101 Park Avenue will be contributed to the OP and Reynolds Partners will hold direct interests in Venture (which will hold units in the OP).
(6)	POPT/Sorrento Tech, LLC is owned by the individuals/entities as listed. POPT/Sorrento Tech, LLC will be contributed to the OP and the individuals will hold direct interests in Venture (which will hold units in the OP).